UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13-a16 OR 15-d16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the months of: June 18, 2011 to August 30, 2011

Commission File Number: 1-10888

TOTAL S.A.

(Translation of registrant’s name into English)

2 place Jean Millier

La Défense 6

92400 Courbevoie

France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Signatures
EXHIBIT INDEX
EX 99.1:	Search and rescue organization SNSM opens national training center in Saint-Nazaire, France: The Total Foundation strengthens its support, France
EX 99.2:	Total continues to rationalize its European downstream portfolio (refining and marketing), France
EX 99.3:	Summer School 2011: Generation Y debates with Total, France
EX 99.4:	Total strengthens its presence in Exploration-Production, Italy
EX 99.5:	Danish Institute for Human Rights and Total Formalize Cooperation to Promote Human Rights, Denmark
EX 99.6:	Second Quarter 2011 Results, France	1
EX 99.7:	Total confirms the sale of its 48.83% interest in Spain’s CEPSA for €3.7 billion, Spain
EX 99.8:	Pazflor, one of the world’s largest ever deepwater development, comes on stream in Angola, Angola

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOTAL S.A.

Date: August 31, 2011	By:	/s/ Jérôme Schmitt
Name: Jérôme SCHMITT
Title: Treasurer

EXHIBIT INDEX

• EXHIBIT 99.1:	France: Search and rescue organization SNSM opens national training center in Saint-Nazaire, France: The Total Foundation strengthens its support (June 20, 2011)

• EXHIBIT 99.2:	France: Total continues to rationalize its European downstream portfolio (refining and marketing) (June 21, 2011)

• EXHIBIT 99.3:	France: Summer School 2011: Generation Y debates with Total (July 4, 2011)

• EXHIBIT 99.4:	Italy: Total strengthens its presence in Exploration-Production (July 5, 2011)

• EXHIBIT 99.5:	Denmark: Danish Institute for Human Rights and Total Formalize Cooperation to Promote Human Rights (July 6, 2011)

• EXHIBIT 99.6:	France: Second Quarter 2011 Results (July 29, 2011)

• EXHIBIT 99.7:	Spain: Total confirms the sale of its 48.83% interest in Spain’s CEPSA for €3.7 billion (August 2, 2011)

• EXHIBIT 99.8:	Angola: Pazflor, one of the world’s largest ever deepwater development, comes on stream in Angola (August 26, 2011)